Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333- ) of Wellchange Holdings Company Limited and its subsidiaries (collectively the “Company”), of our report dated June 10, 2024, which appears in the Annual Report on Form 20-F (File No. 001-42294) with respect to the consolidated balance sheets of the Company as of December 31, 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes included herein.

San Mateo, California	WWC, P.C.
June 6, 2025	Certified Public Accountants
PCAOB ID No. 1171